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                          October 27, 2023

       Brendan Jones
       Chief Executive Officer
       Blink Charging Co.
       605 Lincoln Road, 5th Floor
       Miami Beach, FL 33139

                                                        Re: Blink Charging Co.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2023
                                                            File No. 333-275123

       Dear Brendan Jones:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Spencer Feldman